SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-85834

A.	Full title of the plan: The Children's Place 401(k) Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Children's Place Retail Stores, Inc.
915 Secaucus Road
Secaucus, NJ 07094

REQUIRED INFORMATION

           The Statement of Net Assets Available for Plan Benefits of The Children's Place 401(k) Savings and Investment Plan (the "Plan") as of December 31, 2002 and the related Statement of Changes in Net Assets Available for Plan Benefits of the Plan and supplemental schedules for the year ended December 31, 2002, together with the Independent Auditors’ Report and Consent, are attached and filed herewith.

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CHILDREN'S PLACE 401(K) SAVINGS AND INVESTMENT PLAN By: Name: Steven Balasiano Title: Vice President, General Counsel and Corporate Secretary

Dated: June 30, 2003

CERTIFICATIONS

          I am Steven Balasiano, the Vice President, General Counsel and Corporate Secretary of The Children's Place Retail Stores, Inc. (the "Company") and a member of the Committee that, in conjunction with the Company, administers The Children's Place 401(k) Savings and Investment Plan (the "Plan"). In that capacity, I am the equivalent of the chief executive officer of the Plan. Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I hereby certify as follows:

1. The annual report of the Plan on Form 11-K for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in such annual report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

IN WITNESS WHEREOF, I have executed this Certification this 30th day of June, 2003.

By: /s/ Steven Balasiano Vice President, General Counsel and Corporate Secretary

           I, Seth L. Udasin, Vice President and Chief Financial Officer of The Children's Place Retail Stores, Inc. (the "Company"), pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, do hereby certify as follows:

1. The annual report of The Children's Place 401(k) Savings and Investment Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in such annual report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

IN WITNESS WHEREOF, I have executed this Certification this 30th day of June, 2003.

By: /s/ Seth L. Udasin Vice President and Chief Financial Officer

THE CHILDREN’S PLACE 401(K) SAVINGS AND INVESTMENT PLAN

Table of Contents

Page

INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:
      Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

      Statement of Changes In Net Assets Available for Plan Benefits for the Year Ended
           December 31, 2002

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE:
      I - Form 5500 Schedule H, Part IV, line 4i: Schedule of Assets Held at End of Year as of December 31, 2002

EXHIBITS:
Exhibit 1 - Independent Auditors' Consent	4 6 7 8-11 12

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee of
The Children's Place 401(k) Savings and Investment Plan:
Secaucus, New Jersey

We have audited the accompanying statement of net assets available for benefits of The Children’s Place 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

New York, New York
June 25, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with our filing on Form 11-K for the year ended December 31, 2001. This report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
The Children's Place 401(k) Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of The Children’s Place 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signification estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
May 3, 2002

THE CHILDREN'S PLACE
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

                                                             2002        2001
                                                         -----------  -----------

ASSETS:
    Cash equivalents                                     $   117,303  $     4,159
    Investments, at fair value                            12,493,106   11,084,213

    Receivables-
       Participants' contributions receivable                 97,600       69,983
       Employers' contributions receivable                    84,783       24,413
                                                         -----------  -----------
             Total receivables                               182,383       94,396
                                                         -----------  -----------
             Total assets                                 12,792,792   11,182,768
                                                         -----------  -----------
LIABILITIES:
    Refunds payable to participants                           61,247      105,423
                                                         -----------  -----------
             Total liabilities                                61,247      105,423
                                                         -----------  -----------
             Net assets available for plan benefits      $12,731,545  $11,077,345
                                                         ===========  ===========

See notes to financial statements.

THE CHILDREN'S PLACE
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                 2002
ADDITIONS:
  Additions to net assets attributed to-
    Investment income                                        $   286,389
    Contributions-
      Participants                                             2,918,635
      Employer (net of forfeitures of $52,810)                 1,073,451
                                                             -----------
                                                               3,992,086
                                                             -----------
           Total additions                                     4,278,475
                                                             -----------
DEDUCTIONS:
  Deductions from net assets attributed to-
    Benefits paid to participants                                786,456
    Net depreciation and net realized loss on sale of
        investments                                            1,837,819
                                                             -----------
           Total deductions                                    2,624,275
                                                             -----------
           Net increase in net assets available for plan
             benefits                                          1,654,200

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                           11,077,345
                                                             -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year          $12,731,545
                                                             ===========

See notes to financial statements.

THE CHILDREN'S PLACE
401(k) SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following description is provided for general information purposes. Participants of The Children's Place 401(k) Savings and Investment Plan (the "Plan") should refer to the Plan document for more detailed and complete information. The provisions of the Plan comply with the requirements of ERISA.

General

The Plan is a defined contribution 401(k) profit-sharing plan established on September 1, 1990, to provide retirement benefits for eligible employees of The Children's Place Retail Stores, Inc. (the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

Each employee (full-time and part-time) becomes eligible to participate in the Plan after the completion of one thousand hours of service within a consecutive twelve month period (determined from participant's date of hire to his/her first anniversary, or if not met in the first consecutive twelve month period, then in subsequent consecutive twelve month periods) and the attainment of age 21.

Contributions

Participants may elect to make salary reduction contributions to the Plan at a rate of 1% to 15% of their compensation, up to a maximum of $11,000 in 2002 and $10,500 in 2001.

As of December 31, 2002, Merrill Lynch was the appointed trustee and asset custodian of the Plan. Contributions to the Plan are invested by the trustee and asset custodian, as directed by the participants. As of December 31, 2002, Plan assets were administered by Merrill Lynch, which enable the participant to invest in any investment option, including The Children’s Place Common Stock (Participant directed). During 2002, the Plan offered one common/collective trust fund, nine mutual funds and The Children’s Place Common Stock. Participants elect to have their participant accounts invested among these investments in 1% multiples. Participants immediately vest in their participant contributions.

The Company provides employer-matching contributions equal to 50% of the first 5% of the participant’s compensation. The total compensation that can be considered for employer contribution purposes is limited to $200,000 in 2002. These contributions vest as follows-

Years of Service	Vested Percentage

1 2 3 4 5	0% 25 50 75 100

Forfeitures are used to reduce future employer contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $117,303 and $52,810 respectively. Employer contributions were reduced by $52,810 from forfeited nonvested accounts in 2002.

Each participant's account is credited with the participant's salary reduction contribution and an allocation of (a) the employer-matching contribution (b) Plan earnings, and (c) rollovers.

Distributions

Except for permitted withdrawals after attaining age 59-1/2 and hardship distributions, interest in a participant's account is distributable when employment terminates. Distributions can be made in a lump-sum payment in cash or in annual installments, or more frequent installments, for a period not to exceed the life expectancy of the participant or the beneficiary of the participant or in the form of an annuity providing periodic payments to the participant and/or the beneficiary of the participant. Upon disability, retirement, or death of a participant, participants become 100% vested in their account balance. Participants are entitled to all vested benefits in their accounts upon termination of service.

Loans

Participants may borrow the lesser of 50% of their vested account balance or $50,000. The repayment of a loan is required within a five year period, except when the loan is used for the purchase of a primary residence. Loans are subject to interest charges at an annual rate of prime plus 1%. The interest rate on all loans outstanding as of December 31, 2002 ranged from 5.25% to 10.50%.

Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, participants' will be 100% vested in their total account balance. Distributions from the Plan after termination may be made in the form of cash or nontransferable annuity contracts, at the discretion of the plan administrator.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of the significant accounting principles and policies used by the Plan are as follows-

Valuation of Investments

As of December 31, 2002 and 2001, the Plan's investments are stated at each investment's market value at quoted market prices. Such investments are credited with participant and employer contributions plus actual earnings on, and the net appreciation (depreciation) of the underlying investments and are reduced for distributions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All administrative expenses of the Plan are paid by the Sponsor.

3. INVESTMENTS

The market value of individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 2002 and 2001 is as follows-

                                                            2002          2001
                                                         -----------  ----------

       Merrill Lynch Retirement Preservation Trust      $     -      $ 3,413,116
       Merrill Lynch US Government Mortgage Fund              -          666,410
       AIM Equity Constellation Fund                          -        1,056,687
       Templeton Foreign Fund                                 -          758,835
       Davis New York Venture Fund                            -        3,570,607
       The Children's Place Common Stock Fund                 -          599,228
       Merrill Lynch Cash Fund                           12,142,329*          -

* This investment did not represent 5% of the Plan’s net assets as of December 31, 2001.

During 2002 the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by ($1,837,819).

   Net appreciation (depreciation) in market value of investments-
      MFS Mid-Cap Growth Fund                                        $(477,226)
      Merrill Lynch S&P 500 Index                                      (19,568)
      Merrill Lynch US Government Mortgage Fund                         31,477
      State Street Aurora Fund                                         (48,022)
      MFS New Discovery Fund                                           (14,409)
      Alliance Premier Growth Fund                                    (206,649)
      AIM Equity Constellation Fund                                    (30,898)
      Templeton Foreign Fund                                           (84,602)
      Davis New York Venture Fund                                     (669,395)
      The Children's Place Common Stock Fund                          (318,527)
                                                                    -----------
                                                                   ($1,837,819)
                                                                    ===========

4. TAX STATUS

The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated June 29, 1993 and the Internal Revenue Service has determined and informed the Company by letter dated July 28, 1995 that the Plan, as adopted, and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Sponsor for the investment management services amounted to $3,290 for the year ended December 31, 2002.

During the year ended December 31, 2002, 24,816 shares of the Sponsor’s common stock were acquired at a cost of $338,281; 46,887 shares were sold with an original cost basis of $937,508.

6. OTHER INFORMATION

There were no loans, fixed income obligations or leases which were either in default or classified as uncollectible for the year ended December 31, 2002, as defined by ERISA.

7. SUBSEQUENT EVENTS

On January 1, 2003, Fidelity Investments became the trustee and custodian of the Plan and all of the assets of the plan were transferred from Merrill Lynch to Fidelity Investments.

SCHEDULE I

THE CHILDREN'S PLACE
401(k) SAVINGS AND INVESTMENT PLAN

EMPLOYER IDENTIFICATION NUMBER: 31-1241495
PLAN NUMBER:001
FORM 5500 SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD AT END OF YEAR
AS OF DECEMBER 31, 2002

      (b) Identity of
        Issuer, Borrower,        (c) Description of Investment Including Maturity Date,     (e) Current
  (a) Lessor or Similar Party        Rate of Interest, Collateral, Par or Maturity Value         Value

   *      Merrill Lynch              Cash Fund                                               12,142,329

   *      Merrill Lynch              Loan Fund - Loans; interest rate ranged from
                                       5.25% to 10.50%                                          350,777
                                                Total                                       $12,493,106

* Represents a party-in-interest to the Plan